K&L GATES LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

October 17, 2012

VIA EDGAR

Securities and Exchange Commission
Washington, DC  20549

Re:	Stone Ridge Trust Registration Statement on Form N-1A (333-______, 811-22761)

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Stone Ridge Trust (the “Trust”), is the Trust’s registration statement on Form N-1A (the "Registration Statement"), relating to the Trust’s establishment as a registered investment company.  The Trust has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

The Trust is a newly-organized, open-end management investment company and is organized as a Delaware statutory trust, which intends to make a public offer of securities upon effectiveness of the Registration Statement pursuant to the 1933 Act.  The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Trust.

The Trust intends to offer shares of multiple series (each, a “Fund”), and, initially the Trust will consist of two Funds: Stone Ridge Reinsurance Risk Premium Fund and Stone Ridge High Yield Reinsurance Risk Premium Fund.  Each Fund may offer shares with its own distinct investment objectives, policies and restrictions, and each of the Funds intends to offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  The Trust in the future may establish additional Funds and/or share classes.

The Trust seeks effectiveness of the Registration Statement pursuant to the 1933 Act, and will file pre-effective amendments registering securities and responding to any SEC staff comments prior thereto.

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Securities and Exchange Commission

Any questions or comments should be directed to the undersigned at 617.261.3246.

Sincerely, /s/ Clair E. Pagnano Clair E. Pagnano